Ohio Art®

2002 annual report

Ohio Art®

The Ohio Art Company

Mission Statement

The ability to satisfy the needs of our customers and the ultimate consumer is the base of our existence. Therefore, The Ohio Art Company is dedicated to:

- Providing the highest level of service and quality through proper education and training of our employees.
- Being a global toy marketer.
- Consistently increasing the shareholder value.
- Focusing our capital in business sectors that enables our company to realize the highest potential return on investment.
- Capitalizing on Ohio Art's unique position in the lithography metal decorating industry to become the highest quality, most customer-responsible competitor.

Shareholders' Meeting

The Ohio Art Company was incorporated February 13, 1930 under the laws of Ohio as successor to a business established in 1908.

The Annual Shareholders' Meeting will be held on Tuesday, June 4, 2002 at the Summit Club, Fort Wayne, Indiana at 10:00 AM local time.

The Ohio Art Company will furnish to any stockholder, without charge, a copy of its 2002 10-K Annual Report upon written request to its Chief Financial Officer at P.O. Box 111, Bryan, Ohio 43506.



April 22, 2002

To Our Shareholders:

Looking back at the year 2001, we are very satisfied with the manner in which our team planned, organized, and controlled an historic operational transformation that guided Ohio Art to its second highest net profit in the past ten years. The financial success our company achieved in 2001 materialized because of our employees' hard work and mental focus on the $2.5 million corporate cost saving objective outlined in our April 27, 2001 shareholder letter. For this, we compliment each and everyone!

Ohio Art's domestic toy sales volume was disappointing despite the U.S. economy struggling through a recession because we were not able to secure more favorable in-store positioning for the Betty Spaghetty® fashion doll brand. Nevertheless, the domestic division experienced substantial bottom-line turn around by emphasizing customer profitability and overhead reduction. Unit sales of our Etch A Sketch® drawing toy increased over the previous year.

Throughout the entire year, our International Toy Division led the way to a record year, both in sales volume and net profit, primarily based on the success of our Betty Spaghetty® fashion doll brand in European markets. Our key partners in Europe, Bandai U.K. and Hasbro International, played a major role in these results by doing a splendid job of obtaining quality distribution supported by creative in-store P.O.P. merchandising.

In order to capitalize on the royalty growth potential of our Betty Spaghetty® fashion doll, we negotiated a master licensing partnership with Pro Licensing Nordic, a subsidiary of The Sanoma Group, a Finnish conglomerate. PLN will focus its efforts toward securing licensing opportunities in Europe, Canada and the United States initially emphasizing the categories of publishing, stationary, apparel, audio, games/puzzles and fast food service.

Our Diversified Products Division did not perform well and more soul searching needs to be done to complete the turn around by focusing on improving gross margins, eliminating marginally profitable customers, attracting a new profitable customer base, and renewing the division's cost reduction initiative.

The audited consolidated financial statements of The Ohio Art Company and subsidiaries and other more detailed analytical information are contained herein in the S.E.C. Form 10-K.

In fiscal 2002, the Board of Directors re-instituted our quarterly cash dividend. Ohio Art has paid stock or cash dividends every year since 1908 with the exception of fiscal 2001 when the quarterly dividend payout was temporarily suspended.

We were particularly pleased with our financial results during fiscal 2002 considering the economic environment and the tragic terrorist acts of September 11th, which occurred while members of our staff were in our New York City office attending a "Pre Toy Show." Unlike many of our fellow countrymen, who were in lower Manhattan that fateful day, they eventually returned home to their families.

Thank you for being a shareholder and for remaining with us during a period when our share price was low. The support of you, our shareholder, is always greatly appreciated.

Sincerely,

William C. Killgallon
Chairman and Chief Executive Officer

Martin L. Killgallon, II
President and Chief Operating Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended January 31, 2002

Commission file number 0-4479.

THE OHIO ART COMPANY
(Exact name of Registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	**34-4319140** (IRS Employer Identification No.)
P.O. Box 111, Bryan, Ohio (Address of principal executive offices)	**43506** (Zip Code)

419-636-3141
Registrant's telephone number, including area code:
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements in Part III of this Form 10-K or any amendment to this Form 10-K.
[X]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of April 26, 2002 was approximately $8,567,000 (based upon the closing price on The American Stock Exchange). The number of shares outstanding of the issuer's Common Stock as of April 26, 2002 was 886,784. It is estimated that 43% of that stock is held by non-affiliates. (Excludes shares beneficially owned by officers and directors and their immediate families).

SAFE HARBOR STATEMENT

This document and supporting schedules contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, and as such, only reflects the Company's best assessment at this time. Investors are cautioned the forward-looking statements involve risks and uncertainties, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements. For a discussion of factors that may affect actual results, investors should refer to Item 1 of this Form 10-K.

PART I

Item 1. Business

The Ohio Art Company and its subsidiaries (the "Company") is principally engaged in two lines of business: (a) the manufacture and distribution of toys (both domestically and internationally) and (b) the manufacture and sale of custom metal lithography (Ohio Art Diversified) and molded plastic products (Strydel Diversified) to other manufacturers and consumer goods companies. (See Note 7 of Notes to Consolidated Financial Statements included herein for the year ended January 31, 2002.)

The Company manufactures and markets approximately 50 toy items including the nationally advertised Etch A Sketch®, Travel Etch A Sketch®, and Pocket Etch A Sketch® drawing devices, Betty Spaghetty® doll, Water T-Ball™, basketball sets and drums.

The Company maintains showrooms in Bryan, Ohio and New York City and distributes its products through its own full-time sales force and through manufacturers' representatives. The toy products are sold directly to general and specialty merchandise chains, discount stores, wholesalers, mail order houses, and both direct to customers and through licensees in foreign countries.

The Company's Diversified Products segments manufacture specialty plastic components and lithographic metal items such as parts for automobile trim, lithographed metal serving trays, replica metal signs, photofilm canisters, decorative tins, and metal food containers. These products are sold to others directly or through manufacturers' representatives.

The following table reflects the approximate percentage of total sales contributed by each class of similar products of the Company's total sales in any of the last three fiscal years.

	Year Ended		
CLASS	**1/31/02**	**1/31/01**	**1/31/00**
Writing and Drawing Toys	27%	26%	24%
Activity Toys	5%	9%	12%
Small Dolls	37%	28%	33%
Diversified Products	31%	37%	31%

The toy industry is highly competitive, and among the Company's competitors are a number of substantially larger firms having greater financial resources and doing a substantially greater volume of business. Published statistics for the year 2001 indicate the Company accounted for less than one percent (1%) of the total toy sales in the United States. Competition in the Company's business is believed to be based on novelty of product, customer appeal, merchandising of character licenses, ability to deliver products on a timely basis, price, and reputation for quality.

Diversified Products segments are primarily products manufactured to customers' specifications. The Company believes that the principal competitive factors in this business are price and demonstrated ability to deliver quality products on a timely basis.

The Company's toy business is seasonal and historically approximately 50% to 60% of its sales have been made in the last six months of the fiscal year. Second half shipments in the last two fiscal years amounted to 55% and 53% of annual sales respectively. Results for the first six months of fiscal year 2002 were affected by general business contractions in key customer segments of the Company's non-toy business that along with reduced spring water toy shipments, more than offset a small volume increase in the Company's major toy categories. International shipments of the Betty Spaghetty® fashion doll rose significantly from the comparable six month period in fiscal year 2001. Historically the second half is particularly strong as the primary selling season is prior to the Christmas holiday. The Company's customers in recent years have ordered later in the year in an effort to control inventories. The Diversified Products segments do not have any established seasonal pattern.

For additional information regarding the Company's various segments, see Footnote 7 to the Consolidated Financial Statements.

The Company's order backlog at the end of any fiscal year is not a meaningful predictor of financial results of the preceding or succeeding year. Historically, new toy products have been introduced at the annual industry trade fair in February in New York and at foreign trade fairs, which generally occur within a thirty-day period prior to the U.S. trade fair. In recent years there has been a trend to earlier introduction of new items to major customers. Major customers normally place tentative orders during the first and second calendar quarters which indicate the items they will be buying for the coming season and an indication of quantity. These orders are usually "booking" orders which have no designated shipment date. Customers confirm specific shipment dates during the year to meet their requirements. Industry practice is that these orders are cancelable until shipped at no cost to the customer. As the Company's product mix has a high percentage of promotional type products, the dollar amount of orders in the order backlog which have been canceled in the third and fourth quarters has been unpredictable. It is therefore difficult to state the level of firm order backlog.

Order backlog at any point in time is impacted by the timing of the February trade fair and placing of initial tentative orders by major accounts, the product mix between spring and fall items, the mix between domestic versus international orders, and the year-end inventory carry-over of the Company's products at the retail level on the part of its customers. The order backlogs believed to be firm, subject to comments above, as of mid-April were:

2002 - approximately $ 6,200,000
2001 - approximately $ 7,900,000

The seasonal nature of the business generally requires a substantial build-up of working capital during the second and third calendar quarters to carry inventory and accounts receivable. Extended payment terms are in general use in the toy industry to encourage earlier shipment of merchandise required for selling during the spring and Christmas seasons.

The Company's basic raw materials are sheet metal, inks and coatings, plastic resins, fiber board, and corrugated containers and are generally readily available from a number of sources. Although the Company has at times not been able to procure sufficient quantities of certain raw materials to meet its needs, adequate supplies have been available in recent years.

The Company imports a variety of plastic and miscellaneous parts as well as finished products from China and steel from Japan for its lithography business. In the fiscal years ended January 31, 2002 and 2001, these imports accounted for approximately 30% and 31%, respectively, of the total cost of goods sold. Tariffs, internal affairs of foreign countries, and other restraints on international trade have not materially affected the Company to date but, no assurance can be given that these conditions will continue. The Company has utilized forward exchange contracts to cover requirements for major purchase commitments based on foreign currencies. However, the use of foreign exchange contracts has not been necessary in the past nine years.

Preventing competitors from copying the Company's toy products is important, and where possible, the Company attempts to protect its products by the use of patents, trademarks, copyrights, and exclusive licensing agreements. The Company believes its patents, trademarks, trade names, copyrights, and exclusive licensing agreements are important to its business, but it is unable to state what their value is, or that their validity will be maintained, or that any particular pending application will be successful. It is believed that the loss of proprietary rights for any important product might have a material adverse effect on the Company's business.

The Company's Diversified Products segments sell products manufactured to customers' specifications and does not rely on its own patents, trademarks, or copyrights to any extent.

The Company has an established program for licensing others to manufacture and/or distribute its products outside the United States. Matching its success in fiscal 2001, international sales experienced double-digit increases in fiscal 2002 on sales in Europe based on the continued strength of the Betty Spaghetty® fashion doll.

Because of the seasonal nature of the Company's business, the number of full-time employees at January 31, 2002, 2001, and 2000 is not as indicative of activity as the average number of employees during the year. The average number of employees has been: 2002 – 204, 2001 – 304, 2000 - 309.

The Company maintains its own design and development staff and, in addition, utilizes contractual arrangements with outside development groups. Approximately $346,000, $328,000, and $514,000 for the years ended January 31, 2002, 2001, and 2000, respectively was spent on such activities. Outside development expenses for 2002, 2001, and 2000 were approximately $26,000, $13,000, and $70,000 respectively.

Customers of the toy segment include a number of large retailers. A number of major toy retailers have, in recent years, experienced financial difficulties resulting in either bankruptcy, restructuring, or slow payment. The loss of any of these customers could have a material adverse effect on this segment of the Company's business. The Company's consolidated revenues for the fiscal year ended January 31, 2002 to major toy retailers approximated $6,300,000 ($6,700,000 and $7,700,000 for the years ended January 31, 2001 and January 31, 2000, respectively) to Wal-Mart and $3,000,000 to Target for the year ended January 31, 2002, (and to Toys R Us of $4,500,000 and $6,400,000 for the years ended January 31, 2001 and January 31, 2000, respectively).

Sales of the Company's Diversified Products segments are concentrated in a limited number of accounts. Sales to the five largest customers account for approximately 77% and 70% in fiscal 2002 and 2001, respectively, of the total sales of these segments. The loss of any of these customers could have a material adverse effect on the Diversified Products segments of the Company's business.

Item 2. Properties

The Company owns plants located in Bryan, Ohio, which consist of approximately 60,000 square feet of office, 374,000 square feet of production, and 227,000 square feet of warehouse space. The Company also owns a plant in Stryker, Ohio, which consists of approximately 134,000 square feet. The majority of the Company's facilities are of masonry construction and are adequate for its present operations. Production of metal lithography is normally scheduled on a two- shift, eight hour, five day week with overtime for Saturday and Sunday at the Bryan, Ohio facilities. The Stryker, Ohio plant is normally scheduled on the basis of three-shift operations.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is involved in pending legal procedures which, in the aggregate, could materially affect the Company's financial position.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Company's Common Stock and Related Stockholder Matters

COMMON STOCK - MARKET, EARNINGS, AND DIVIDEND INFORMATION

The principal market for the Common Stock of The Ohio Art Company is the American Stock Exchange under Ticker Symbol OAR. The approximate number of record holders of the Company's Common Stock at January 31, 2002 was 781. The high and low sales prices of the stock on that Exchange, as reported by the Exchange, and earnings (loss) and dividends per share paid on the stock in 2002 and 2001 by quarter, were as follows:

	Fiscal Year Ended January 31, 2002			
	Sales Prices		**Income**	**Dividend**
	High	**Low**	**(Loss)**	**Declared**
Feb – Apr	$ 5.00	$ 2.80	$ .05	$.00
May - Jul	17.00	4.90	.79	.00
Aug - Oct	14.45	8.70	1.61	.04

	Fiscal Year Ended January 31, 2001			
	Sales Prices		**Income**	**Dividend**
	High	**Low**	**(Loss)**	**Declared**
Feb – Apr	$18.00	$11.25	$(1.61)	$.00
May – Jul	16.38	5.88	(.35)	.00
Aug - Oct	10.25	5.13	.71	.00
Nov - Jan	6.50	2.00	(.34)	.00

Given the financial condition of the Company, the Board of Directors suspended dividend payments effective April 16, 1999. Dividend payments were reinstated on December 4, 2001.

Item 6. Selected Financial Data

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA YEARS ENDED JANUARY 31, 2002, 2001, 2000 AND 1999, AND DECEMBER 31, 1997

(Amounts in thousands, except per share data)

	JANUARY 31				DECEMBER 31
	2002	2001	2000	1999	1997
Net Sales and Other Income	$46,872	$46,674	$54,777	$47,149	$37,081
Net Income (Loss)	3,136	(1,380)	356	(1,722)	(5,144)
Net Income (Loss) per Share of Common Stock (a)	3.60	(1.59)	.41	(1.98)	(5.68)
Dividends Declared per Share of Common Stock	.08	.00	.00	.16	.20
Dividends Paid per Share of Common Stock(b) (e)	.04	.00	.04	.16	.20
Book Value per Share of Common Stock (c)	10.18	6.99	8.53	8.70	9.71
Average Number of Shares Outstanding	870,787	865,516	865,046	869,307	904,903
Stockholders of Record (d)	781	908	803	691	621
Working Capital (Deficit)	$ 5,265	$(3,349)	$ 9,694	$(6,204)	$ 8,207
Property, Plant and Equipment (net)	7,804	8,985	10,258	11,478	12,241
Total Assets	22,551	22,944	28,361	33,220	31,731
Long-Term Obligations	5,358	971	13,798	777	15,073
Stockholders Equity	9,125	6,203	7,563	7,716	8,668
Average Number of Employees	204	304	309	323	303

Note: Amounts for the periods ended January 31, 2000 and 1999 have been restated to reflect the change from the last-in-first-out (LIFO) method of valuing inventories to the first-in-first-out (FIFO) method in fiscal year 2001.

(a) Based upon weighted average shares outstanding during the year.
(b) Stock or cash dividend paid every year since 1908 except fiscal year 2001.
(c) Based upon shares outstanding at year-end.
(d) Includes Employee Stock Ownership Plan participants who were 100% vested at year-end.
(e) The Company is subject to dividend restrictions under its line of credit agreement. The most significant restrictions are: an aggregate amount declared in each quarter not to exceed $36,000, aggregate net borrowing availability in excess of $1,000,000, no event of default existing at the time a dividend is declared, and various restrictions on transactions with related parties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations

The following table sets forth for the periods indicated selected earnings and expense items, the percentage relationship to net sales, and the percentage increase or decrease of such items as compared to the corresponding period:

	JAN 31 2002	JAN 31 2001	JAN 31 2000	JAN 31 2002	JAN 31 2001
	(Dollars in thousands)			% Increase (Decrease)	
Net Sales	$45,544	$45,947	$52,539	(.9)%	(12.6)%
Gross Margin	13,625	11,436	13,035	19.1%	(12.3)%
Percent of Net Sales	29.9%	24.9%	24.8%		
Selling, Administrative and General	$11,744	$11,804	$12,344	(.5)%	(4.4)%
Percent of Net Sales	25.8%	25.7%	23.5%		
Income from Operations before Interest Expense	$3,209	$ 358	$2,929	796.4%	(87.8)%
Percent of Net Sales	7.0%	.8%	5.6%		
Interest Expense	$ 766	$1,739	$2,240	(56.0)%	(22.4)%
Percent of Net Sales	1.7%	3.8%	4.3%		
Income Tax Expense (Benefit)	$(693)	$0	$333	N/A	(100.0)%
Percent of Net Sales	(1.5)%	0%	.6%		
Net Income (Loss)	$3,136	$(1,380)	$356	327.2%	(487.6)%
Percent of Net Sales	6.9%	(3.0)%	.7%		

The Company's net sales for the year ended January 31, 2002 decreased less than 1% from the prior year. This decrease was more than offset by increases in royalty and other income resulting in a slight increase in total revenue for the fiscal year. Sales of the Etch A Sketch® drawing toys were up 10% as domestic shipments continued to grow. Betty Spaghetty® fashion doll shipments rose 25%, primarily due to strong performances by our overseas partners. Those efforts more than offset the continued soft demand for the Betty Spaghetty® fashion doll in the domestic market, which was affected by limited in-store promotional and national advertising campaigns. Overall, international toy sales increased 56% on the strength of the retail movement of Betty Spaghetty® fashion dolls in European and Australian markets. Ohio Art Diversified sales were down 23% from the previous year due to weak demand from our key customer base, as well as from discontinuing sales to customers whose business did not meet profit objectives. Strydel Diversified sales were up 9% from the prior year as the segment reversed the previous year's sales declines.

Net sales for the year ended January 31, 2001 decreased 13% from the prior year due to significant decreases in Domestic Toy and in Diversified Products segments. Sales of the Etch A Sketch® drawing toys were up over 20%, but this gain was more than offset by reduced shipments of the Betty Spaghetty® fashion doll. International Toy sales rose over 26% on the strength of the retail movement of Betty Spaghetty® fashion dolls in key market areas. Ohio Art Diversified sales were down 9% from the previous year because of reduced demand for lithographed metal sheets to the photographic industry and due to a reduction in shipments to a major customer experiencing financial difficulties. Strydel Diversified sales fell 10% from the prior year due to decreasing sales to the automotive industry.

Aggregate toy segment export sales from the United States, foreign royalty income, and direct shipments from foreign manufacturers to foreign customers included in consolidated revenues amounted to approximately $11,458,000, $7,170,000, and $5,850,000 in fiscal years 2002, 2001, and 2000, respectively, of which approximately $9,611,000, $4,700,000, and $4,200,000 in fiscal years 2002, 2001, and 2000, respectively, were to customers in the European community.

The Company's gross margin percentage in 2002 (29.9%) improved considerably from the previous year (24.9%). All segments reported higher gross margins except Strydel Diversified. Toy segment margins rose 5.4% due to reduced sales deduction expenses related to domestic shipments and to overhead savings resulting from the Company's cost reduction program. Ohio Art Diversified reported a smaller margin improvement (2.5%), as sales declines partially offset the savings from lower sales deduction expenses and reduced overhead costs. Strydel Diversified margins fell 10.6%, largely due to the loss of intercompany production, which had absorbed some of the fixed overhead costs in previous years.

The gross margin percentage in 2001 (24.9%) was up slightly from the level of the prior year (24.8%). Unabsorbed labor and overhead expenses decreased approximately $800,000, but this gain was offset by a lower gross margin for Ohio Art Diversified (20.0%) in comparison to the previous year (22.2%). Gross margins increased for all other segments.

Selling, administrative, and general expenses in 2002 were reduced by approximately $60,000 from the preceding year. Advertising expense declined approximately $500,000, as expenditures were limited to a percentage of sales. Royalty expense increased approximately $100,000 due to higher sales of the Betty Spaghetty® fashion doll, but this was largely offset by lower domestic commission expense. The Company accrued approximately $800,000 for bonuses to be paid to office employees in fiscal year 2003.

Selling, administrative, and general expenses decreased by approximately $500,000 in 2001 from 2000 levels. Reduced advertising expenditures and salary expense accounted for nearly all of the decrease. In addition, royalty, commission and travel expenses fell in direct proportion to the decline in sales volume. The latter expenses were largely offset by increases in health insurance costs absorbed by the Company.

Interest expense decreased significantly in 2002 from 2001. The Company's loans, which are based on the prime bank lending rate, were favorably affected by declines in this rate during the year. In addition, the Company repaid approximately $4,200,000 of the long-term debt in 2002.

Interest expense decreased approximately $500,000 in 2001 from 2000 as the Company entered into new term loan and revolving credit agreements at more favorable interest rates. The Company repaid approximately $4,100,000 of the long-term debt in 2001, nearly all of it in the fourth quarter.

The 2002 income before income taxes of $2,443,000 resulted from a combination of factors, including significantly lower sales deduction, production-related overhead, advertising, and interest expenses, along with an increase in royalty income.

The 2001 pre-tax loss of $1,380,000 resulted from significantly lower sales volume primarily due to soft demand for the Betty Spaghetty® fashion doll and reduced demand for metal lithography and plastic injection molded parts as previously explained.

During fiscal year 2000, the Company realized a gain of $978,000 on the sale of marketable equity securities. The gain, after taxes of $333,000, amounted to $645,000. The Company sold all of its marketable equity securities in this transaction and considers the gain to be a one-time event.

Note 1 of Notes to Consolidated Financial Statements presents a summary of significant accounting policies. A discussion of the change from last in-first out (LIFO) method inventory valuation to the first in-first out (FIFO) method is described under the heading "Change in Accounting Principle".

Note 3 of Notes to Consolidated Financial Statements presents the components of the income tax provision (benefits) for 2002, 2001, and 2000, and the reconciliation of taxes at the statutory rate to the Company's income tax expense. Also included in note 3 is a discussion of the Company's valuation allowance.

Liquidity And Sources Of Capital

Because of the seasonal nature of the toy business, the Company normally requires a substantial build-up in working capital from the beginning of the year to a seasonal peak during the third quarter. Extended payment terms are in general use in the toy industry to encourage earlier shipments of merchandise required for selling during the Christmas season. As a result, the Company's working capital requirements typically increase with seasonal shipments as collection of a substantial portion of accounts receivable is deferred until the fourth quarter. This increased working capital requirement has been financed in recent years by borrowings under a revolving line of credit.

The Company has made a concerted effort to improve cash flows from operating activities in recent years. Net cash generated from operating activities amounted to approximately $6,400,000, $2,200,000, and $5,600,000 in fiscal years 2002, 2001 and 2000 respectively. Most of the improvement in these years has been derived from reductions in inventory and accounts receivable.

Cash used in investing activities for fiscal year 2002 was approximately $526,000 compared to $495,000 in fiscal year 2001. Purchases of property, plant and equipment in each of these years amounted to approximately $509,000, $623,000, and $798,000 in fiscal years 2002, 2001 and 2000 respectively. These amounts are approximately $1,200,000 less than the provision for depreciation and amortization in each year. In fiscal year 2000, cash proceeds from the sale of marketable equity securities provided approximately $1,332,000.

Cash used in financing activities for fiscal years 2002, 2001, and 2000 amounted to approximately $4,200,000, $3,500,000, and $4,200,000 respectively. Funds provided by other activities were primarily used to reduce the Company's long-term and short-term debt.

Effective April 7, 2000, the Company entered into a three-year revolving credit agreement that provides for borrowings of up to $12,000,000 based on various percentages of eligible inventory and accounts receivable and six-year term loans aggregating $3,279,000. In addition, at that time the Company also executed a $5,200,000 term loan to refinance its existing term loan. Amounts available under the revolving credit agreement as of January 31, 2002 were $6,073,000. The revolving credit facility and term loans are collateralized by the assets of the Company. The outstanding loan balances at January 31, 2002 were $0 on the revolving credit agreement, approximately $5,084,000 on the term loans, and $303,000 in borrowings on the Company's ESOP.

The outstanding loan balances at January 31, 2001 were approximately $1,926,000 on the Revolving Credit Agreement, approximately $7,285,000 on the term loans, and $343,000 in borrowings on the Company's ESOP.

The Company was not in compliance with the minimum tangible net worth covenant included in its Loan and Security Agreement at January 31, 2001. This event of default was subsequently waived by the lender unconditionally. However, it appeared probable that the Company would not be able to meet this covenant requirement at the end of the first quarter of fiscal year 2002 and, as a result, the debt was classified as a current liability in the January 31, 2001 Balance Sheet.

During the second quarter of Fiscal 2002, the Company came into compliance with the financial covenant, and as a result the noncurrent portion of the Company's debt has been classified in the January 31, 2002 balance sheet as such.

Environmental Matters

The Company is subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States. The Company is subject to the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters, and the United States Environmental Protection Agency. These groups and other federal agencies have the authority to promulgate regulations that could have an impact on the Company's operations.

The Company received an EPA violation letter in May 1999. The Company is engaged in ongoing negotiations to reach a settlement with the EPA and does not know the outcome of these negotiations as yet. The Company believes that the settlement will not have a material adverse effect on its operations.

The Company is committed to a long-term environmental protection program that reduces emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental or OSHA concerns.

Impact Of Inflation And Changing Prices

The Company's current labor contracts and management compensation policies have lessened the impact that wage inflation has on operations because compensation above base wages has been based on overall Company performance. Although the Company continued to be affected by increased costs of materials and services during fiscal 2002, the magnitude of these increases, other than costs of natural gas and employee health care, over the past several years has not been significant in most areas of the business.

While gas rates have stabilized in fiscal 2002, average gas rates during fiscal 2001 were approximately 50% higher than the preceding year. This increase most directly affected the lithography business, which utilizes gas-powered ovens; however, the impact to overall lithography product cost was less than 5%. The Company converted from a self-funded health insurance program to a premium based insurance plan in fiscal 2002 to reduce its risk exposure related to catastrophic claims. While successful in reducing risk, the Company's overall claims experience has continued to rise along with the general increase in the cost of health-related services. Insurance premiums for fiscal 2003 are expected to be 30% higher than in fiscal 2002.

In recent years a higher percentage of component parts used in the Company's products have been purchased from sources outside of the United States. Changes in product mix in 2002, 2001, and 2000 resulted in only a small portion of these purchases being committed in foreign currencies and therefore only minor exposure to exchange risk.

Some of the primary raw materials used in the manufacture of the Company's products are petrochemical derivative plastics. Costs of these raw materials are closely tied to the price of oil. Costs rose substantially in fiscal 2001, but were relatively constant throughout fiscal 2002. During a period of rapidly rising costs the Company is not able to fully recover cost increases through price increases due to competitive conditions and trade practices.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

The Company's earnings and cash flow are not directly affected by foreign currency exchange since nearly all purchases and sales are made in U.S. currency. However, the Company could be affected indirectly, either positively or negatively, since the majority of its toy products are manufactured by unrelated vendors overseas and the price of the products is influenced by the foreign exchange rate.

The Company's interest expense is sensitive to the level of the U.S. prime rate as described in Note 2 to the Consolidated Financial Statements. The Company is not a party to any material derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

Report of Independent Auditors

Board of Directors and Shareholders
The Ohio Art Company
Bryan, Ohio

We have audited the 2002 and 2001 consolidated financial statements and financial statement schedule of The Ohio Art Company and Subsidiaries, listed in Item 14(a) of this Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. The consolidated financial statements of The Ohio Art Company and Subsidiaries for the year ended January 31, 2000, prior to the restatement described in Note 1 were audited by other auditors whose report dated March 10, 2000, except for note 2 as to which the date was April 7, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ohio Art Company and Subsidiaries as of January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also audited the adjustments described in Note 1 that were applied to restate the financial statements as of January 31, 2000 and for the year ended January 31, 2000. In our opinion, such adjustments are appropriate and have been properly applied.

Crowe, Chizek & Company LLP

Fort Wayne, Indiana
March 7, 2002

Report of Independent Auditors

Board of Directors and Shareholders
The Ohio Art Company

We have audited, before the restatement for the accounting change described in Note 1, the accompanying consolidated statements of operations, shareholders' equity and cash flows for the year ended January 31, 2000. Our audit also included the financial statement schedule for the year ended January 31, 2000 listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of The Ohio Art Company and subsidiaries for any period subsequent to January 31, 2000.

In our opinion, the consolidated financial statements referred to above, before the restatement for the accounting change described in Note 1, present fairly, in all material respects, the consolidated results of operations and cash flows of The Ohio Art Company and subsidiaries for the year ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the year ended January 31, 2000, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ERNST & YOUNG LLP

Toledo, Ohio
March 10, 2000, except for
Note 2, as to which the date
is April 7, 2000

CONSOLIDATED FINANCIAL STATEMENTS

The Ohio Art Company and Subsidiaries

Consolidated Balance Sheets

	January 31 2002	January 31 2001
Assets		
Current assets:		
Cash	$ 2,199,133	$ 535,552
Accounts receivable, less allowances of $435,500 in 2002 and $475,289 in 2001	4,988,226	5,966,155
Inventories:		
Finished products	3,246,303	3,804,732
In process	125,970	102,609
Materials and purchased parts	1,570,342	1,715,670
Inventories at first in, first out (FIFO) method	4,942,615	5,623,011
Deferred income taxes	823,144	-
Prepaid expenses	380,051	295,991
Total current assets	13,333,169	12,420,709
Other assets:		
Cash value of life insurance, less policy loans of $185,271 in 2002 and 2001	66,432	36,607
Restricted cash	100,000	100,000
Deposits and advances	611,690	602,839
Prepaid pension asset	635,405	798,773
	1,413,527	1,538,219
Property, plant and equipment:		
Land	164,626	164,626
Land improvements	153,494	153,494
Leasehold improvements	132,920	132,920
Buildings and building equipment	7,853,847	7,774,879
Machinery and equipment	30,419,317	30,075,562
	38,724,204	38,301,481
Less allowances for depreciation and amortization	30,920,143	29,316,342
	7,804,061	8,985,139
Total assets	$ 22,550,757	$ 22,944,067

See accompanying notes to financial statements.

The Ohio Art Company and Subsidiaries
Consolidated Balance Sheets (Continued)

	January 31	
	2002	2001
Liabilities		
Current liabilities:		
Accounts payable	$ 3,220,905	$ 3,959,370
Employees' compensation and amounts withheld therefrom	1,584,113	348,493
Taxes, other than income taxes	511,209	239,503
Other liabilities	1,166,464	1,668,348
Dividend payable	35,471	–
Long-term debt due or callable within one year	1,550,000	9,554,420
Total current liabilities	8,068,162	15,770,134
Long-term debt, less amounts due or callable within one year	3,836,727	–
Deferred Income Taxes	250,112	–
Accrued pension	1,035,040	749,578
Other	236,146	221,520
Total liabilities	13,426,187	16,741,232
Stockholders' equity:		
Common Stock, par value $1.00 per share:		
Authorized – 1,935,552 shares		
Outstanding - 886,784 shares (excluding 72,976 treasury shares)	886,784	886,784
Additional paid-in capital	196,898	196,898
Accumulated other comprehensive loss, net of tax	(182,930)	–
Retained earnings	8,526,818	5,462,153
Reduction for ESOP loan guarantee	(303,000)	(343,000)
Total stockholders' equity	9,124,570	6,202,835
Total liabilities and stockholders' equity	$ 22,550,757	$ 22,944,067

See accompanying notes to financial statements.

The Ohio Art Company and Subsidiaries

Consolidated Balance Sheets

	Year Ended January 31		
	2002	2001	2000
Net sales	$ 45,544,270	$ 45,946,832	$ 52,538,669
Royalty income	1,229,335	612,925	908,341
	98,673	114,034	1,330,118
	46,872,278	46,673,791	54,777,128
Costs and expenses:			
Cost of products sold	31,919,510	34,511,292	39,503,555
Selling, general and administrative	11,743,882	11,804,345	12,344,158
Interest	766,116	1,738,642	2,240,276
	44,429,508	48,054,279	54,087,989
Income (loss) before income taxes	2,442,770	(1,380,488)	689,139
Provision for (benefit from) income taxes	(692,838)	-	333,000
Net income (loss)	$ 3,135,608	$ (1,380,488)	$ 356,139
Net income (loss) per share	$ 3.60	$ (1.59)	$ .41
Average number of shares outstanding	870,787	865,516	865,046

See accompanying notes to financial statements.

The Ohio Art Company and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Guaranteed ESOP Obligation	Totals
Balances at January 31, 1999	$ 886,784	$ 196,898	$ 6,486,502	$ 508,499	$ (363,000)	$ 7,715,683
Net income	–	–	356,139	–	–	356,139
Other comprehensive income (loss), net of tax:						
Reclassification of realized gain on marketable equity security included in net income, net of $333,000 income tax effect	–	–	–	(645,937)	–	(645,937)
Additional minimum pension liability	–	–	–	137,438	–	137,438
Balances at January 31, 2000	886,784	196,898	6,842,641	–	(363,000)	7,563,323
Net loss	–	–	(1,380,488)	–	–	(1,380,488)
Adjustment to guaranteed ESOP obligation	–	–	–	–	20,000	20,000
Balances at January 31, 2001	886,784	196,898	5,462,153	–	(343,000)	6,202,835
Net income	–	–	3,135,608	–	–	3,135,608
Adjustment to guaranteed ESOP obligation	–	–	–	–	40,000	40,000
Additional minimum pension liability, net of tax	–	–	–	(182,930)	–	(182,930)
Dividends	–	–	(70,943)	–	–	(70,943)
Balances at January 31, 2002	$ 886,784	$ 196,898	$ 8,526,818	$ (182,930)	$ (303,000)	$ 9,124,570

See accompanying notes to financial statements.

The Ohio Art Company and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended January 31 2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$ 3,135,608	$ (1,380,488)	$ 356,139
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for depreciation and amortization	1,689,656	1,839,775	1,986,693
Gain on sale of marketable equity security	–	–	(988,326)
Deferred federal income taxes	(573,032)	–	333,000
Provision for losses on accounts receivable	(39,789)	112,773	166,020
Scholarship obligation expense	(13,500)	97,465	26,915
Gain on sale of property, plant and equipment	(12,500)	(6,000)	(1,160)
Changes in operating assets and liabilities:			
Accounts receivable	1,017,719	1,262,476	(926,967)
Inventories	680,397	1,016,293	3,529,027
Accounts payable	(738,465)	(56,856)	(854,074)
Prepaid expenses, other assets, accrued expenses and other liabilities	1,246,554	(722,486)	1,938,320
Net cash provided by operating activities	6,392,648	2,162,952	5,565,587
Cash flows from investing activities			
Proceeds on sale of marketable equity security	–	–	1,332,370
Purchases of property, plant and equipment	(508,578)	(622,907)	(797,918)
Changes in net cash value of life insurance	(29,825)	122,104	287,203
Proceeds from sale of property, plant and equipment	12,500	6,000	32,744
Net cash provided by (used in) investing activities	(525,903)	(494,803)	854,399
Cash flows used in financing activities			
Borrowings	44,414,045	39,186,959	–
Repayments	(48,581,738)	(42,728,985)	(4,157,434)
Cash dividends paid	(35,471)	–	(35,452)
Net cash used in financing activities	(4,203,164)	(3,542,026)	(4,192,886)
Cash			
Increase (decrease) during year	1,663,581	(1,873,877)	2,227,100
At beginning of year	535,552	2,409,429	182,329
Cash end of year	$ 2,199,133	$ 535,552	$ 2,409,429

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of The Ohio Art Company and its subsidiaries (the Company) after elimination of significant intercompany accounts, transactions and profits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition

Revenue for all segments is recognized when products are shipped to customers. Royalty income is recognized as earned. The Company's Diversified Products segments manufacture to customer specifications. Shipments are based on customer orders. Revenue is recognized at the time of shipment and is not dependent on customer acceptance.

Product Development Costs

Costs related to the development of new products and changes to existing products are charged to operations as incurred.

Advertising and Sales Promotion

Advertising and sales promotion expenditures are charged to operations in the year incurred. Advertising expense was approximately $2,481,000, $2,981,000, and $3,243,000 for the years ended January 31, 2002, 2001 and 2000 respectively. Prepaid advertising and sales promotion expenditures amounted to approximately $65,000 and $61,000 at January 31, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets to an amount that is more likely than not to be realized, when deemed appropriate.

Net Income (Loss) Per Share

Net income (loss) per share is computed based upon the average number of shares outstanding during the year after giving effect to released shares held by the Company's Employee Stock Ownership Plan. The Company has no potentially dilutive securities.

Marketable Equity Security

Unrealized gains and losses, net of deferred income taxes, were included as a component of stockholders' equity until realized. The average cost of the security sold was used to determine the realized gain.

Financial Instruments

The carrying amounts for cash, accounts receivable, and short and long term debt approximate fair market value. The carrying value of debt approximates market based on current borrowing rates.

Inventory Valuation

Inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Treasury Stock

Treasury Stock is recorded as a reduction of the Company's equity at the cost of the acquired shares. The common shares are reduced by the par value of the treasury shares acquired with the remaining cost recorded as a reduction of additional paid in capital.

Change in Accounting Principle

During fiscal 2001, the company changed its method of valuing inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change was made because the Company had begun to realize and expects to continue to experience cost reductions as a result of technological improvements in its manufacturing process. The Company believes the FIFO method is preferable to the LIFO method, as inventories are reflected in the Company's balance sheet at their most recent value and the FIFO method will result in a better measurement of operating results. Also, the FIFO method is the predominant method used in the industry in which the Company operates. This change in the method of valuing inventories has been applied retroactively, and comparative amounts for the prior periods presented has been restated.

The effect of the accounting change on net income for the year ended January 31, 2000 is as follows:

Net income, as previously reported	$	430,695
Adjustment for effect of a change in accounting principle that is applied retroactively		(74,556)
Net income, as adjusted	$	356,139
Effect on earnings per share:		
Net income, as previously reported	$	.50
Adjustment for effect of a change in accounting principle that is applied retroactively	$	(0.09)
Net income, as adjusted	$	.41

2. Long-term Obligations

	January 31 2002	January 31 2001
Revolving credit agreement	$ –	$ 1,926,341
Term loan	5,083,727	7,285,079
Note payable by ESOP, guaranteed by the Company	303,000	343,000
	5,386,727	9,554,420
Less amounts due or callable within one year	(1,550,000)	(9,554,420)
	$ 3,836,727	$ –

The Company executed a loan and security agreement on April 7, 2000 that provides for borrowings up to $12,000,000 for three years on a revolving credit basis based on various percentages of eligible inventory and accounts receivable and term loans aggregating $3,279,000 with interest payable monthly at prime plus 1.25% and an unused line fee of 0.5%. The term loans require monthly principal payments of $45,542 plus interest in seventy-two consecutive payments commencing May 1, 2000. The loan and security agreement is collateralized by all real and personal property of the Company.

On April 7, 2000, the Company executed a $5,200,000 term loan to refinance its existing term loan. The new term loan is payable in monthly installments of $91,500 including interest at prime plus 2%, increasing by 0.5% on each anniversary date through April 1, 2007. The loan is collateralized by all real and personal property of the Company.

The various financing agreements contain certain financial covenants common to such agreements that require, among other things, maintenance of minimum amounts of tangible net worth and limit dividend payments and purchases of property, plant and equipment.

At January 31, 2001, the Company was not in compliance with one of its covenants for which it has received a waiver from the lender. However, it appeared probable that the Company would not be able to meet this covenant requirement at the end of the first quarter of fiscal year 2002 and as a result the debt was classified as a current liability in the January 31, 2001 balance sheet.

During the second quarter of 2002 the Company came into compliance with the financial covenant, and as a result the noncurrent portion of the Company's debt has been classified in the balance sheet as such.

3. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the deferred tax assets and liabilities as of January 31, 2002 and 2001 are as follows:

	January 31	
	2002	2001
Gross deferred tax assets:		
Net operating loss carryforwards	$1,010,000	$2,379,000
Supplemental retirement plan	187,000	186,000
Inventory	193,000	179,000
Charitable contribution carryover	129,000	210,000
Accounts receivable	148,000	162,000
Accrued expenses	373,000	224,000
Valuation allowance	–	(1,447,000)
Total deferred tax asset	2,040,000	1,893,000
Gross Deferred Tax Liabilities:		
Property, plant and equipment	995,000	1,061,000
Pension assets and liabilities	51,000	200,000
LIFO recapture	421,000	632,000
Total deferred tax liability	1,467,000	1,893,000
Net deferred taxes	$ 573,000	$ –

At January 31, 2002 and 2001, pursuant to SFAS No. 109, "Accounting for Income Taxes," the Company has considered whether, based on the weight of evidence, the net deferred income tax assets would more likely than not be realized. In this connection, the Company considers the scheduled reversal of existing taxable temporary differences, projected future taxable income, and tax planning strategies to determine the valuation allowance, if any, to be recognized for net deferred tax assets.

At January 31, 2001, the Company's net deferred income tax assets were offset in full by a valuation allowance, due largely to uncertainty associated with the Company's then ability to realize these tax benefits.

At January 31, 2002, the Company believes that the future tax benefits of recorded net deferred income tax assets, including the net operating loss ("NOL") carryforwards, will be realized. Accordingly, the Company believes that no valuation allowance is required for the recorded net deferred income tax assets at January 31, 2002. However, the amount of the net deferred income tax assets considered realizable could be adjusted in the future if estimates of future taxable income or reversing taxable temporary differences are revised.

For U.S. federal income tax purposes, the NOL carryforwards amount to approximately $3,000,000, which expire from 2012 to 2021.

The provision for (benefit from) federal income taxes for the year ended January 31, 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000
Current income tax provision (benefit):			
Federal	$ (120,000)	$ –	$ –
Deferred income tax provision (benefit):			
Federal	(495,000)	653,000	333,000
Net operating loss carryforwards	1,369,000	–	–
Change in valuation allowance	(1,447,000)	653,000	–
Provision for (benefit from) income taxes	$ (573,000)	$ –	$ 333,000

Reconciliation of reported income tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate of 34% to income (loss) before income taxes is stated below:

	Year ended January 31		
	2002	2001	2000
Tax provision (benefit) at federal statutory rate	$ 831,000	$ (469,000)	$ 260,000
Change in valuation allowance	(1,447,000)	653,000	(13,000)
Change in comprehensive income portion of additional minimum pension liability	–	–	71,000
Other, net	(77,000)	(184,000)	15,000
	$ (693,000)	$ –	$ 333,000

4. Pension Plans and Employees' Stock Ownership (ESOP) Plan

The Company has various defined benefit pension plans covering substantially all of its employees. Benefits provided by the plans are based on compensation, years of service and a negotiated rate per year of service for collectively-bargained plans. The Company generally funds pension costs based upon amortization of prior service costs over 25 years, but not in excess of the amount deductible for income tax purposes. One plan, which has a limited number of participants, is unfunded.

The following tables set forth aggregated information related to the various pension plans:

	January 31	
	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 8,516,411	$ 11,543,687
Service cost	254,231	302,222
Interest cost	619,275	707,518
Actuarial gains	61,213	(118,000)
Benefits paid	(605,829)	(3,919,016)
Benefit obligation at end of year	$ 8,845,301	$ 8,516,411
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 8,510,409	$ 12,387,578
Actual return on plan assets	761,728	(6,695)
Company contributions	48,048	48,542
Benefits paid	(605,829)	(3,919,016)
Fair value of plan assets at end of year	$ 8,714,356	$ 8,510,409
Components of (accrued) prepaid benefit cost:		
Funded status of the plans	$ (130,945)	$ 6,002
Unrecognized net actuarial gain	(162,401)	(181,555)
Unrecognized transition obligation	137,831	183,777
Unrecognized prior service cost	33,810	40,971
Additional minimum pension liability	(277,930)	–
(Accrued) prepaid benefit cost	$ (399,635)	$ 49,195

The Company recorded an additional minimum pension liability in the current year due to the liability that was recognized, as unfunded accrued pension cost was less than the unfunded accumulated benefit obligation.

	January 31		
	2002	**2001**	**2000**
Weighted-average assumptions			
Discount rate	7.5%	7.5%	7.5%
Expected return on plan assets	8.5%	8.5%	8.5%
Rate of compensation increase	3.0%	3.0%	3.0%

	Year ended January 31		
	2002	**2001**	**2000**
Components of net periodic benefit cost:			
Service cost	$ 254,331	$ 302,222	$ 333,571
Interest cost	619,275	707,518	862,915
Expected return on plan assets	(733,717)	(854,806)	(973,441)
Amortization of prior service cost	7,161	38,470	16,516
Amortization of transition amount	45,946	(5,847)	(10,969)
Recognized net actuarial loss	(46,633)	(24,121)	21,261
Benefit cost	$ 146,363	$ 163,436	$ 249,853

The pension plan(s) with an accumulated benefit obligation in excess of plan assets recorded the following:

	2002	**2001**
Projected benefit obligation	$ 4,558,283	$ 346,352
Accumulated benefit obligation	$ 4,006,447	$ 419,822
Fair value of plan assets	$ 3,988,492	$ –

The Company has an Employee Stock Ownership Plan (ESOP) for eligible employees which is accounted for in accordance with Statement of Position 93-6 of the American Institute of Certified Public Accountants. The fair market value of the 13,931 and 16,189 unallocated shares is $375,440 and $45,324 at January 31, 2002 and 2001, respectively. No unallocated shares are committed to be released within one year. The ESOP has outstanding borrowings which the Company has guaranteed. Accordingly, the Company has recorded the loans as long-term obligations and as reductions of stockholders' equity.

Dividends paid on unallocated shares in the trust are recorded as compensation rather than as dividends.

5. Other Comprehensive Income

FASB Statement No. 130, "Reporting Comprehensive Income" requires that comprehensive income or loss, which is the total of net income or loss and other comprehensive income or loss, be reported in the financial statements. Other comprehensive income or loss for the Company consists of minimum pension liability adjustments and unrealized gains and losses on certain security investments. Amounts that had previously been recognized in other comprehensive income or loss are reclassified to net income or loss in the period realized. Disclosure of comprehensive income or loss is incorporated into the Statement of Stockholders' Equity and the table below.

	Year Ended January 31		
	2002	2001	2000
Net income (loss)	$ 3,135,608	$ (1,380,488)	$ 356,139
Net adjustments to arrive at Comprehensive income (loss)	(182,930)	–	(508,499)
Comprehensive income (loss)	$ 2,952,678	$ (1,380,488)	$ (152,360)

6. Operating Leases

The Company leases office space and equipment pursuant to various noncancelable operating lease agreements. Total rent expense approximated $663,000, $671,000, and $615,000 for fiscal 2002, 2001, and 2000 respectively. The lease term for the office space extends through April, 2006 with monthly lease payments of $11,966. In addition, rent for the office lease is subject to escalation based upon the Consumer Price Index. Future commitments under the leases as of January 31, 2002 are as follows:

	Office Space	Office Equipment	Manufacturing Equipment	Total
2003	$ 161,160	$ 59,423	$ 362,000	$ 582,583
2004	165,995	10,338	76,958	253,291
2005	170,975	–	–	170,975
2006	45,348	–	–	45,348
	$ 543,478	$ 69,761	$ 438,958	$ 1,052,197

7. Industry Segments

The Company has four reportable segments: domestic toy, international toy, Ohio Art diversified products, and Strydel diversified products. The domestic toy segment manufactures and distributes toys through major retailers in the United States while the international toy segment manufactures and utilizes foreign toy companies to distribute their products throughout the world. The Ohio Art diversified products segment manufactures and sells custom lithographed products to consumer goods companies. The Strydel diversified products segment manufactures and sells molded plastic parts to other manufacturers, including Ohio Art.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, not including gains and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales are recorded at cost, and as such, there is no intercompany profit or loss on intersegment sales or transfers.

The Company's reportable segments offer either different products in the case of the diversified products segments, or utilize different distribution channels in the case of the two toy segments.

Financial information relating to reportable segments is as follows:

	Domestic Toy	International Toy	Ohio Art Diversified	Strydel Diversified	Total
Year ended January 31, 2002:					
Net sales to external customers	$ 20,494,498	$ 10,653,571	$ 10,650,084	$ 3,746,117	$ 45,544,270
Intersegment revenues	109,664	–	–	220,576	330,240
Interest expense	(401,956)	(68,742)	(206,228)	(89,190)	(766,116)
Provision for depreciation and amortization	(576,650)	–	(965,815)	(147,191)	(1,689,656)
Segment profit (loss)	1,713,551	1,307,316	(81,361)	(496,736)	2,442,770
Segment assets	13,226,067	3,649,019	8,360,328	4,137,960	29,373,374
Expenditures for long-lived assets	259,360	–	132,461	116,757	508,578
Year ended January 31, 2001:					
Net sales to external customers	$ 21,803,380	$ 6,824,242	$ 13,894,558	$ 3,424,652	$ 45,946,832
Intersegment revenues	113,038	–	–	972,175	1,085,213
Interest expense	(975,120)	(165,617)	(372,638)	(225,267)	(1,738,642)
Provision for depreciation and amortization	(715,226)	–	(965,226)	(159,323)	(1,839,775)
Segment profit (loss)	(689,981)	(228,718)	(282,197)	(179,592)	(1,380,488)
Segment assets	13,591,137	2,166,906	10,123,476	3,896,600	29,778,119
Expenditures for long-lived assets	427,267	–	53,726	141,914	622,907
Year ended January 31, 2000:					
Net sales to external customers	$ 28,079,884	$ 5,396,780	$ 15,274,323	$ 3,787,682	$ 52,538,669
Intersegment revenues	108,902	–	–	1,292,783	1,401,685
Interest expense	(1,344,166)	(224,027)	(504,062)	(168,021)	(2,240,276)
Provision for depreciation and amortization	(934,244)	–	(949,455)	(102,994)	(1,986,693)
Segment profit (loss)	498,275	(959,646)	75,240	79,476	(306,655)
Segment assets	17,848,194	1,376,461	11,805,632	2,904,503	33,934,790
Expenditures for long-lived assets	284,495	–	482,340	31,083	797,918

The following are reconciliations between total segment and consolidated totals for revenues, income (loss) before income taxes, and assets:

	Year Ended January 31		
	2002	2001	2000
Revenues:			
Total external net sales for reportable segments	$ 45,544,270	$ 45,946,832	$ 52,538,669
Other revenues	1,328,008	726,959	2,238,459
Total consolidated revenues	$ 46,872,278	$ 46,673,791	$ 54,777,128
Profit and loss:			
Total profit (loss) for reportable segments	$ 2,442,770	$ (1,380,488)	$ (306,655)
Other profit (loss) - elimination of intersegment profit (loss)	–	–	7,468
Unallocated amounts:			
Gain on sale of marketable equity security	–	–	988,326
Income (loss) before income taxes	$ 2,442,770	$ (1,380,488)	$ 689,139
Assets:			
Total assets for reportable segments	$ 29,373,374	$ 29,778,121	$ 33,934,790
Elimination of:			
Intercompany receivables	(4,580,197)	(4,591,634)	(3,331,635)
Intercompany profit in inventory	(19,767)	(19,767)	(19,767)
Investment in subsidiaries	(2,222,653)	(2,222,653)	(2,222,653)
Total consolidated assets	$ 22,550,757	$ 22,944,067	$ 28,360,735

A substantial portion of the Company's accounts receivable are from toy retailers, wholesalers and other toy manufacturers. The Company has credit insurance to cover a portion of its losses on accounts receivable. The Company had net credit losses of $360,000, $110,000, and $198,000 during fiscal 2002, 2001, and 2000, respectively. Net domestic toy segment sales includes approximately $9,365,000, $11,234,000, and $14,132,000 for 2002, 2001, and 2000, respectively, to two major retailers. Amounts included in accounts receivable for these two customers were $1,354,000 and $1,719,000 at January 31, 2002 and 2001 respectively.

The following customers account for 10% or more of the company's sales for fiscal years 2002, 2001, and 2000:

	2002	2001	2000
Wal Mart	$6,300,000	$6,700,000	$7,700,000
Eastman Kodak	*	6,500,000	7,300,000
Toys R Us	*	4,500,000	6,400,000

*Total sales for the year amounted to less than 10%.

8. **Statement of Cash Flows**

Noncash transactions excluded from the statement of cash flows:

	2002	2001	2000
Refinancing of long term debt due or callable within one year	$ –	$13,157,116	$ –

Cash payments for interest during 2002, 2001, and 2000 approximated $788,000, $1,909,000, and $2,186,000.

9. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended January 31, 2002 and 2001 (in thousands of dollars, except per share amounts):

	Net Sales	Cost of Products Sold	Net Income (Loss)	Net Income (Loss) Per Share of Common Stock
2002				
April 30	$ 10,065	$ 7,465	$ 46	$ .05
July 31	10,354	7,188	686	.79
October 31	15,060	10,049	1,399	1.61
January 31	10,065	7,217	1,005	1.15
TOTALS	$45,544	$31,919	$ 3,136	$ 3.60
2001				
April 30	$ 9,091	$ 7,644	$(1,390)	$(1.61)
July 31	12,338	9,341	(305)	(.35)
October 31	14,639	10,357	612	.71
January 31	9,879	7,169	(297)	(.34)
TOTALS	$45,947	$34,511	$(1,380)	$ (1.59)

During the fourth quarter of fiscal 2002, the Company reversed the valuation allowances related to its net deferred tax assets of $1,447,000.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Company

(a) Identification of Directors

The identification of directors and all persons nominated to become directors is included in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission and is incorporated herein by reference.

(b) Executive Officers of the Company

Name	Age	Present Position With Company	First Year Elected To Present Position
William C. Killgallon	63	Chairman	1989
Martin L. Killgallon II	54	President	1989
J. D. Kneipp	57	Chief Financial Officer	1999
E. A. Clark, Jr.	61	Vice President Manufacturing	2000
J. D. Wood	48	Vice President Product Development	2000
W. E. Shaffer	79	Secretary	1995

J. D. Kneipp was elected Chief Financial Officer in December 1999. He had previously served as Controller since his election in July 1998 and as Accounting Manager since his date of employment in April 1997 to July 1998. He had previously been employed by White Consolidated Industries as Controller of the Washex Division from 1992 to 1996. E. A. Clark, Jr. was elected Vice President of Manufacturing in July 2000. He had previously served as General Manager of Manufacturing Operations since April of 1999 and as Labor Relations Coordinator since his date of employment in May 1995. J. D. Wood was elected Vice President of Research and Development in July 2000. She had previously served as Director of the Design Group since her date of employment in November 1995. Officers are elected annually to serve until the first meeting of directors following the annual meeting of shareholders in each year.

Item 11. Executive Compensation

The information required under this item is included in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required under this item is included in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Not applicable.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as a part of this report.

(1) Reports of Independent Auditors

The consolidated financial statements of The Ohio Art Company and subsidiaries:

Consolidated Balance Sheets - January 31, 2002 and January 31, 2001

Consolidated Statements of Operations - Years ended January 31, 2002, January 31, 2001 and January 31, 2000

Consolidated Statements of Stockholders' Equity - Years ended January 31, 2002, January 31, 2001 and January 31, 2000

Consolidated Statements of Cash Flow - Years ended January 31, 2002, January 31, 2001 and January 31, 2000

Notes to Consolidated Financial Statements - January 31, 2002

(2) The following consolidated financial statement schedule of The Ohio Art Company and subsidiaries is filed under Item 14(d):

Schedule	Page
Schedule II – Valuation and Qualifying Accounts	33

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) See Item 14(c) below.

(b) Reports on Form 8-K

Not applicable.

(c) See Exhibit Index for list of exhibits.

(d) The Financial statement schedule which is listed under Item 14(a)(2) is filed hereunder.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE OHIO ART COMPANY

Date: April 30, 2002

By /s/ William C. Killgallon

William C. Killgallon, Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/William C. Killgallon	Chairman of the Board Principal Executive Officer and Director	April 30, 2002
/s/Martin L. Killgallon II Martin L. Killgallon	President and Director	April 30, 2002
/s/Jerry D. Kneipp Jerry D. Kneipp	Chief Financial Officer	April 30, 2002
/s/ Joseph A. Bockerstette Joseph A. Bockerstette	Director	April 30, 2002
/s/Neil H. Borden, Jr. Neil H . Borden, Jr.	Director	April 30, 2002
/s/Frank L. Gallucci Frank L. Gallucci	Director	April 30, 2002
/s/Wayne E. Shaffer Wayne E. Shaffer	Secretary and Director	April 30, 2002

The Ohio Art Company and Subsidiaries Schedule II - Valuation and Qualifying Accounts

		Additions			
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts-Describe	Deductions-Describe (1)	Balance at End of Period
Year ended January 31, 2002					
Reserves and allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$475,289	$320,411		$360,200	$435,500
Year ended January 31, 2001					
Reserves and allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$449,000	$136,197		$109,908	$475,289
Year ended January 31, 2000					
Reserves and allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$515,000	$166,020		$232,020	$449,000

(1) Uncollectible accounts charged off and collection costs, less recoveries.

THE OHIO ART COMPANY AND SUBSIDIARIES EXHIBIT INDEX

Exhibit #		Page
3(i)(a)	Articles of Incorporation as amended, filed as Exhibit 3(a) to Company's Form 10-K for the year ended December 31, 1986, and incorporated herein by reference.	--
3(i)(b)	Code of Regulations filed as Exhibit 3(b) to Company's Form 10-K for the year ended December 31, 1990, and incorporated herein by reference.	--
3(ii)	The Ohio Art Company ByLaws approved by the Board of Directors on June 20, 1997, and incorporated herein by reference.	--
10(a)	Employee Stock Ownership Plan, filed as Exhibit 10(c) to Company's Form 10-K for the year ended December 31, 1987, and incorporated herein by reference.	--
10(b)	The Ohio Art Company Supplemental Retirement Plan, as amended and restated effective January 1, 1992 filed as Exhibit 10(d) to Company's Form 10-K for the year ended December 31, 1992, and incorporated herein by reference.	--
10(c)	Loan and Security Agreement dated April 7, 2000 filed as Exhibit 10.1 to Company's Form 8-K dated April 17, 2000, and incorporated herein by reference.	--
10(d)	Loan agreement dated April 7, 2000 filed as Exhibit 10.2 to Company's Form 8-K dated April 17, 2000 and incorporated herein by reference.	--
21	Subsidiaries of the Company.	34

THE OHIO ART COMPANY AND SUBSIDIARIES

Name of Subsidiaries and Jurisdiction of Incorporation	**Percentage of Voting Control Owned by Company**
Strydel, Inc. (Ohio)	100%
Trinc Company (Ohio)	100%

Management

David R. Beek
Director
Sales Administration

John H. Byrer
Manager
Engineering Services

David I. Dean
Director
International Manufacturing Operations

John F. Gostkowski
Manager
Lithographic Operations

Teresa C. Hess
Accounting Manager

Smith Hurley, Jr.
General Manager
Strydel, Inc.

Monica A. Kaufman
Credit Manager

Sherrell A. Kimpel
Manager
Human Resources

David L. Kutchenriter
Director
Research and Development

Nigel A. Loveland
Sales Manager
Europe

Ted L. Mathes
Plant Manager

Darnell T. Shaffer
Operations Supervisor
Trinc Company

Louise L. Sparagon
Office Manager
New York

Sabrina M. Walker
Marketing/Sales Coordinator

DeDra A. Walters
Director
Domestic Sales

James E. Watson
Director
Process Technologies

William R. Wolfrum
Manager
M.I.S.

Steven L. Yagelski
Manager
Corporate Quality

Corporate Officers

William C. Killgallon
Chairman

Martin L. Killgallon, II
President

E. Arthur Clark, Jr.
Vice President
Manufacturing

Jerry D. Kneipp
Chief Financial
Officer/Treasurer

Josephine D. Wood
Vice President
Research and Development

Wayne E. Shaffer
Secretary

Board of Directors

Joseph A. Bockerstette
(1997)
Partner
Equity Management Group

Neil H. Borden, Jr.
(1988)
Professor Emeritus
Darden Graduate School of
Business Administration
University of Virginia

Frank L. Gallucci
(1995)
Attorney; Managing Director
Devonshire Limited

Martin L. Killgallon, II
(1981)
President

William C. Killgallon
(1965)
Chairman

Wayne E. Shaffer
(1996)
Senior Partner
Newcomer, Shaffer & Spangler

( ) Year Elected to the Board of Directors

Corporate Information

International Headquarters
The Ohio Art Company
One Toy Street
P. O. Box 111
Bryan, Ohio 43506
Tel: (419) 636-3141
Domestic Fax: (419) 636-7614

Sales Office and Showroom
The Ohio Art Company
The Toy Center
200 Fifth Avenue, Suite 850
New York, NY 10010
Tel: (212) 691-8000
Fax: (212) 633-8450

Web Sites
http://www.world-of-toys.com
http://www.etch-a-sketch.com
http://www.bettyspaghetty.com

Subsidiaries
Strydel, Inc.
201 Ellis Street
P. O. Box 604
Stryker, Ohio 43557
Tel: (419) 682-3611

Trinc Company
727 East Wilson Street
P.O. Box 754
Bryan, Ohio 43506
Tel: (419) 636-3075

Transfer Agent and Registrar
Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202

General Counsel
McDermott, Will & Emery
227 West Monroe Street
Chicago, Illinois 60606-5096

Local Counsel
Newcomer, Shaffer & Spangler
Lynn & Maple Streets
Bryan, Ohio 43506

Auditors
Crowe, Chizek and Company, LLP
490 Lincoln Tower
Fort Wayne, Indiana 46802

Shares Listed
American Stock Exchange
Ticker Symbol: OAR